
August 20, 2020

Sue Veres Royal
Cheif Executive Officer
BeBop Channel Corp.
90 State Street, Ste 700 Office 40
Albany, NY 12207

> **Re: BeBop Channel Corp.**
> **Draft Offering Statement on Form 1-A**
> **Response submitted August 11, 2020**
> **CIK No. 0001814102**

Dear Ms. Royal:

     We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Response letter submitted on August 11, 2020

Auditor's Statement

1.   Refer to our prior comment 1. You are required to provide an audit report if certain conditions are met and Form 1-A does not give you an option to choose whether to provide such report. Please tell us whether
- The audit was obtained for purposes other than for filing Form 1-A;
- The audit was performed in accordance with either US GAAP auditing standards or standards of the PCAOB; and
- The audit was performed by an auditor that is independent pursuant to either the independence standards of the AICPA or Rule 2-01 of Regulation S-X.

If the answer to all of the 3 bullets above are "yes," provide an audit report that is signed by a CPA or a CPA firm and file its consent. Otherwise, label your financial statements as unaudited.

Financial Statements and Exhibits

2.   Refer to our prior comment 9. Fiscal years may not exceed 12 months as stated in Section 1450.3 of our Financial Reporting Manual. Please revise your financial statements to present a fiscal year that does not exceed 12 months. In addition, disclose the earnings per share and diluted earnings per share as required under the instruction to Form 1-A.

Risk Relating to This Offering

3.   We note your response and re-issue the comment. Please consider filing the third party's consent as an exhibit to the offering circular as required by Item 17(11) of Part II of Form 1-A, if applicable. For additional guidance, please also refer to Securities Act Rules and Disclosure Interpretation Question 233.02.

4.   We note your response to comment 12 that you have "hundreds of individual filmmakers with identical agreements." Please file the relevant form of the agreement. As previously requested, please also file as exhibits an opinion of counsel, your subscription agreement and if you remain a Tier 1 offering, proof that your filing has been qualified or registered in at least one state or Canadian province. Refer to Part III of Form 1-A.

    You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer López at 202-551-3792 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services